EXHIBIT 4.5

Description of Medium-Term Notes, Series B due January 11, 2028 of Toyota Motor Credit Corporation (the “Notes”)

General

TMCC issued the Notes as a part of a series of debt securities (designated Medium-Term Notes, Series B) under an indenture, dated as of August 1, 1991, as amended by a first supplemental indenture, dated as of October 1, 1991, a second supplemental indenture, dated as of March 31, 2004, and a third supplemental indenture, dated as of March 8, 2011 (together, the “Indenture”), by and among TMCC, The Bank of New York Mellon Trust Company, N.A. and Deutsche Bank Trust Company Americas (formerly known as Bankers Trust Company) (“DBTCA”). DBTCA acts as trustee for the Notes (the “Trustee”). The term “debt securities,” as used in this Exhibit, refers to all securities that may be issued under the Indenture, including the Notes.

The Notes are unsecured general obligations of TMCC and rank equally with its other unsecured and unsubordinated indebtedness from time to time outstanding. The Indenture does not limit the total principal amount of debt securities that TMCC may issue.

The Notes are part of the same series of debt securities as TMCC’s previously issued Medium-Term Notes, Series B. As the Notes constitute a single series of debt securities under the Indenture, holders of the Notes will vote with holders of all other tranches of the Medium Term Notes, Series B, as a single class. TMCC may issue an unlimited principal amount of its Medium-Term Notes, Series B.

Optional Redemption

The Notes are not subject to any sinking fund. The Notes are not subject to mandatory redemption or to repayment at the option of the holders.

The Notes are redeemable before their maturity, in whole or in part, at TMCC’s option at any time, at a “make-whole” redemption price equal to the greater of (i) 100% of the principal amount of the Notes to be redeemed and (ii) the sum of the present values of the remaining scheduled payments of principal and interest on the Notes to be redeemed (exclusive of interest accrued to the date of redemption) discounted to the redemption date on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate (defined below) plus 10 basis points, plus accrued and unpaid interest thereon to the date of redemption.

“Comparable Treasury Issue” means, with respect to the Notes to be redeemed, the United States Treasury security selected by an Independent Investment Banker as having a maturity comparable to the remaining term of the Notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of a comparable maturity to the remaining term of such Notes.

“Comparable Treasury Price” means, with respect to any redemption date, (A) the average of the Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest such Reference Treasury Dealer Quotations or (B) if the Calculation Agent obtains fewer than five such Reference Treasury Dealer Quotations, the average of all such quotations.

“Independent Investment Banker” means one of the Reference Treasury Dealers appointed by the Calculation Agent after consultation with us.

“Reference Treasury Dealer” means each of HSBC Securities (USA) Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Mizuho Securities USA LLC, Morgan Stanley & Co. LLC and SG Americas Securities, LLC, or their respective affiliates; provided, however, that if any of the foregoing or their affiliates cease to be a primary U.S. Government securities dealer in the United States, TMCC will substitute another nationally recognized investment banking firm that is a primary U.S. Government securities dealer.

“Reference Treasury Dealer Quotations” means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the Calculation Agent, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Calculation Agent by such Reference Treasury Dealer at 3:30 p.m. New York time on the third Business Day preceding such redemption date.

“Treasury Rate” means, with respect to any redemption date, the rate per annum equal to the semiannual equivalent yield to maturity of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date.

Notice of any redemption will be mailed at least 30 days but not more than 60 days before the redemption date to each holder of Notes to be redeemed. Unless TMCC defaults in payment of the redemption price, on and after the redemption date interest will cease to accrue on the Notes or portions thereof called for redemption.

Further Issues

TMCC may from time to time, without notice to or the consent of the registered holders of the Notes, create and issue additional notes having the same ranking, interest rate, interest rate basis, number of basis points to be added to or subtracted from the related interest rate basis, maturity and other terms as the Notes, as applicable, except for (1) the issue date, (2) the issue price and (3) the first interest payment date. Additional notes will be considered part of the same series of notes as the Notes and any of TMCC’s other Medium-Term Notes, Series B previously issued or issued in the future. TMCC also may from time to time, without notice to or the consent of the registered holders of the Notes, create and issue additional debt securities under the indenture ranking equally with the Notes and TMCC’s other Medium-Term Notes, Series B.

Book-Entry Notes and Form

The Notes were issued in the form of one fully registered global note (the “Global Note”) deposited with, or on behalf of, The Depository Trust Company, New York, New York (the “Depository”) and registered in the name of Cede & Co., the Depository’s nominee. Beneficial interests in the Global Note are represented through book-entry accounts of financial institutions acting on behalf of beneficial owners as direct or indirect participants in the Depository, including Euroclear Bank S.A./N.V. (“Euroclear”) and Clearstream Banking, société anonyme (“Clearstream”).

DBTCA acts as TMCC’s calculation agent, paying agent, authentication agent and registrar for the Notes, acting through DBTCA’s corporate trust office at 60 Wall Street, 16th Floor, New York, New York 10005.

Terms of the Notes

The principal amount of the Notes is $500,000,000. The Notes were issued on January 11, 2018, and mature on January 11, 2028. The Notes bear interest at 3.050% per annum until the principal is paid or made available for payment. Interest on the Notes is payable in arrears each January 11 and July 11 (each, an “Interest Payment Date”) and at maturity.

Interest payments on the Notes equal the amount of interest accrued from and including the immediately preceding Interest Payment Date in respect of which interest has been paid, to but excluding the related Interest Payment Date or maturity, as the case may be.

Interest on the Notes is paid on the basis of a 360-day year of twelve 30-day months. If any Interest Payment Date or the maturity of the Notes falls on a day that is not a Business Day (as defined below), any principal, premium or interest payments will be made on the next succeeding Business Day as if made on the date the payment was due, and no interest will accrue on the amount payable for the period from and after the Interest Payment Date or maturity, as the case may be.

The Notes were issued in denominations of $2,000 and integral multiples of $1,000 above that amount. The Notes are denominated in U.S. dollars and payments of principal, premium and interest on the notes are made in U.S. dollars.

The Notes are listed on the New York Stock Exchange.

“Business Day” means any day other than a Saturday or Sunday, that is neither a legal holiday nor a day on which commercial banks are authorized or required by law, regulation or executive order to close in The City of New York.

Certain Covenants

The Notes will not be secured by mortgage, pledge or other lien. TMCC has agreed in the Indenture not to pledge or otherwise subject to any lien any property or assets of TMCC to secure any indebtedness for borrowed money incurred, issued, assumed or guaranteed by TMCC unless the Notes are secured by the pledge or lien equally and ratably with all other indebtedness secured thereby so long as such other indebtedness will be so secured; provided, however, that such covenant does not apply to liens securing indebtedness which does not in the aggregate at any one time outstanding exceed 20% of Consolidated Net Tangible Assets (as defined below) of TMCC and its consolidated subsidiaries and also does not apply to:

•

the pledge of any assets of TMCC to secure any financing by TMCC of the exporting of goods to or between, or the marketing thereof in, countries other than the United States in connection with which TMCC reserves the right, in accordance with customary and established banking practice, to deposit, or otherwise subject to a lien, cash, securities or receivables, for the purpose of securing banking accommodations or as the basis for the issuance of bankers’ acceptances or in aid of other similar borrowing arrangements;

•	the pledge of receivables payable in currencies other than United States dollars to secure borrowings in countries other than the United States;

•	any deposit of assets of TMCC in favor of any governmental bodies to secure progress, advance or other payments under a contract or a statute;

•

any lien or charge on any property of TMCC, tangible or intangible, real or personal, existing at the time of acquisition or construction of such property (including acquisition through merger or consolidation) or given to secure the payment of all or any part of the purchase or construction price thereof or to secure any indebtedness incurred prior to, at the time of, or within one year after, the acquisition or completion of construction thereof for the purpose of financing all or any part of the purchase or construction price thereof;

•	bankers’ liens or rights of offset;

•	any lien to secure non-recourse obligations in connection with TMCC’s engaging in leveraged or single-investor lease transactions;

•

any lien to secure payment obligations with respect to (x) rate swap transactions, swap options, basis swaps, forward rate transactions, commodity swaps, commodity options, equity or equity index swaps, equity or equity index options, bond options, interest rate options, foreign exchange transactions, cap transactions, floor transactions, collar transactions, currency swap transactions, cross-currency rate swap transactions, currency options, credit protection transactions, credit swaps, credit default swaps, credit default options, total return swaps, credit spread transactions, repurchase transactions, reverse repurchase transactions, buy/sell-back transactions, securities lending transactions, weather index transactions, or forward purchases or sales of a security, commodity or other financial instrument or interest (including any option with respect to any of these transactions) or (y) transactions that are similar to those described above; and

•

any extension, renewal or replacement (or successive extensions, renewals or replacements), in whole or in part, of any lien, charge or pledge referred to in the clauses above, provided, however, that the amount of any and all obligations and indebtedness secured thereby will not exceed the amount thereof so secured immediately prior to the time of such extension, renewal or replacement, and that such extension, renewal or replacement will be limited to all or a part of the property which secured the charge or lien so extended, renewed or replaced (plus improvements on such property).

“Consolidated Net Tangible Assets” means the aggregate amount of assets (less applicable reserves and other properly deductible items) after deducting therefrom all goodwill, trade names, trademarks, patents, unamortized debt discount and expense and other like intangibles of TMCC and its consolidated subsidiaries, all as set forth on the most recent balance sheet of TMCC and its consolidated subsidiaries prepared in accordance with generally accepted accounting principles as practiced in the United States.

Supplemental Indentures

Supplemental indentures may be entered into by TMCC and the Trustee for a series of debt securities, including the Notes, with the consent of the holders of 66 2/3% of the outstanding principal amount of that series, for the purpose of adding any provisions to, or changing in any manner or eliminating any of the provisions of, the Indenture or of modifying in any manner the rights of the holders of each such series affected by such modification or amendment. However, no supplemental indenture may, among other things, without the consent of each holder of any debt security affected: reduce the principal amount of, or interest on, any debt security; change the maturity date of the principal, the interest payment dates or the place where, or currency in which, any debt securities are payable; adversely affect the right of repayment at the option of any holder for such debt securities that provide such right; or reduce the percentage in principal amount of outstanding debt securities of any series, the consent of whose holders is necessary to modify or amend the Indenture. Under certain circumstances, supplemental indentures may also be entered into without the consent of the holders.

Events of Default

The Indenture defines an “Event of Default” with respect to any series of debt securities, including the Notes, as being any one of the following events (whatever the reason for such Event of Default and whether it shall be voluntary or be effected by operation of law pursuant to any judgment, decree or order of any court or any order, rule or regulation of any administrative or governmental body) with respect to that series:

•

default in the payment of any interest on, or any additional amounts payable, in respect of any debt security of such series when such interest or such additional amounts become due and payable, and continuance of such default for a period of 30 days;

•	default in the payment of the principal of, and any premium on, any debt security of such series when it becomes due and payable;

•

default in the performance or breach of any of TMCC’s covenants or warranties under the Indenture or the debt securities of such series (other than a covenant or warranty separately and specifically dealt with as an Event of Default or which has been expressly included in the Indenture solely for the benefit of a series of debt securities other than such series), and continuance of such default or breach for a period of 60 days after written notice, in accordance with the Indenture, has been given to TMCC by the Trustee of such series or to TMCC and the Trustee of such series by the holders of at least 25% in aggregate principal amount of the outstanding debt securities of such series;

•	certain events of bankruptcy, insolvency or reorganization of TMCC; and

•	any other Event of Default provided in, or pursuant to, the Indenture with respect to debt securities of such series.

No Event of Default with respect to a particular series of debt securities issued under the Indenture, including the Notes, necessarily constitutes an Event of Default with respect to any other series of debt securities. If an Event of Default occurs and is continuing, the Trustee for the series of debt securities affected or the holders of at least 25% in aggregate principal amount of outstanding debt securities of the series affected by the Event of Default may declare the debt securities of that series to be due and payable immediately. However, upon specified conditions, the holders of a majority in aggregate principal amount of the debt securities of that series then outstanding may rescind and annul any such declaration of acceleration and its consequences.

Any past default with respect to a particular series of debt securities, including the Notes, may be waived by the holders of a majority in aggregate principal amount of the outstanding debt securities of such series, except a default: in the payment of principal of, any premium or interest on, or any additional amounts with respect to any debt security of such series; or in respect of a covenant or provision of the Indenture which cannot be modified or amended without the consent of the holder of each outstanding debt security of such series.

The Indenture provides that no holders of debt securities of any series, including the Notes, may institute any proceedings, judicial or otherwise, with respect to the Indenture, or for the appointment of a receiver or Trustee, or for any remedy thereunder, except in the case of failure of the Trustee for the affected series, for 60 days, to act after it has received a written request to institute proceedings in respect of an Event of Default from the holders of at least 25% in aggregate principal amount of the outstanding debt securities of that series, as well as an offer of reasonable indemnity, and no inconsistent direction has been given to the Trustee during such 60 day period by the holders of a majority in aggregate principal amount of the outstanding debt securities of that series. Notwithstanding any other provision of the Indenture, each holder of a debt security will have the right, which is absolute and unconditional, to receive payment of the principal of and premium, if any, and interest, if any, and any additional amounts on that debt security on the respective due dates for those payments and to institute suit for the enforcement of such payments, and this right shall not be impaired without the consent of such holder.

Subject to the provisions of the Indenture relating to the duties of a Trustee in case an Event of Default shall occur and be continuing, a Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request or direction of any of the holders, unless the holders have offered to the Trustee reasonable indemnity or security against the costs, expenses and liabilities which might be incurred by it in compliance with such request or direction. Subject to provisions in the Indenture for the indemnification of a Trustee and to certain other limitations, the holders of a majority in principal amount of the outstanding debt securities of any series will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee for that series, or exercising any trust or power conferred on the Trustee with respect to the debt securities of the series.

Satisfaction and Discharge of the Indenture

The Indenture will be discharged with respect to the debt securities of any series, including the Notes, that have matured or will mature or be redeemed within one year upon the satisfaction of certain conditions, including the following: payment in full of the principal of, and premium, if any, and interest on, all of the debt securities of that series; or the deposit with the appropriate Trustee of an amount in cash or United States government obligations sufficient for such payment or redemption, in accordance with the Indenture.

Defeasance

If the debt securities of a series, including the Notes, are subject to defeasance, TMCC may discharge its obligations under the Indenture with respect to the debt securities of that series, including the Notes, as well as its obligations to comply with the restrictive covenants set forth in the Indenture (see “Certain Covenants”) with respect to the debt securities of that series, including the Notes, on the terms and subject to the conditions contained in the Indenture, by depositing in trust with the Trustee for that series cash or United States government obligations sufficient to pay the principal of, and premium, if any, and interest on, the debt securities of the series, including the Notes to their maturity in accordance with the terms of the Indenture and the debt securities of the series. In that event, the Trustee for the affected series will receive an opinion of counsel stating that the deposit and termination will not have any federal income tax consequences to the Holders of the affected series of debt securities.

The Trustee

The Indenture contains certain limitations on the right of the Trustee, should it become a creditor of TMCC, to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. The Trustee is permitted to engage in other transactions with TMCC; provided, however, that if the Trustee acquires any conflicting interest it must eliminate that conflict or resign.

The Indenture provides that, in case an Event of Default has occurred and is continuing, the Trustee is required to use the degree of care and skill of a prudent person in the conduct of his or her own affairs in the exercise of its powers.

Governing Law

The Indenture and the Notes are governed by and construed in accordance with the laws of the State of New York.

Credit Support

TMCC is a wholly owned subsidiary of Toyota Financial Services International Corporation, a holding company owned 100% by TFSC. TFSC, in turn, is a wholly owned subsidiary of Toyota Motor Corporation (“TMC”). TFSC was incorporated in July 2000 and its corporate headquarters is located in Nagoya, Japan. The purpose of TFSC is to control and manage Toyota’s finance operations worldwide.

TMCC and TFSC have entered into a credit support agreement (the “TMCC Credit Support Agreement”), and TFSC in turn has entered into a credit support agreement with TMC (the “TFSC Credit Support Agreement”).

Under the terms of the TFSC Credit Support Agreement, TMC has agreed to: maintain 100% ownership of TFSC; cause TFSC and its subsidiaries to have a consolidated tangible net worth (the aggregate amount of issued capital, capital surplus and retained earnings less any intangible assets) of at least Japanese Yen 10 million; and make sufficient funds available to TFSC so that TFSC will be able to (i) service the obligations arising out of its own bonds, debentures, notes and other investment securities and commercial paper and (ii) honor its obligations incurred as a result of guarantees or credit support agreements that it has extended, including the TMCC Credit Support Agreement (collectively, “TFSC Securities”).

The TFSC Credit Support Agreement is not a guarantee by TMC of any TFSC Securities. TMC’s obligations under the TFSC Credit Support Agreement rank pari passu with TMC’s senior unsecured debt obligations. Either party may terminate the TFSC Credit Support Agreement upon 30 days written notice to the other party. However, such termination cannot take effect until or unless (1) all TFSC Securities issued on or prior to the date of the termination notice have been repaid or (2) each rating agency that, upon the request of TMC or TFSC, has issued a rating in respect of TFSC or any TFSC Securities has confirmed to TFSC that the debt ratings of all such TFSC Securities will be unaffected by such termination. In addition, with certain exceptions, the TFSC Credit Support Agreement may be modified only by the written agreement of TMC and TFSC, and no modification or amendment can have any adverse effect upon any holder of any TFSC Securities outstanding at the time of such modification or amendment. The TFSC Credit Support Agreement is governed by, and construed in accordance with, the laws of Japan.

Under the terms of the TMCC Credit Support Agreement, TFSC has agreed to: maintain 100% ownership of TMCC; cause TMCC and its subsidiaries to have a consolidated tangible net worth (the aggregate amount of issued capital, capital surplus and retained earnings less any intangible assets) of at least United States $100,000; and make sufficient funds available to TMCC so that TMCC will be able to service the obligations arising out of its own bonds, debentures, notes and other investment securities and commercial paper (collectively, “TMCC Securities”).

The TMCC Credit Support Agreement is not a guarantee by TFSC of any TMCC Securities. The TMCC Credit Support Agreement contains termination and modification provisions that are similar to those in the TFSC Credit Support Agreement as described above. The TMCC Credit Support Agreement is governed by, and construed in accordance with, the laws of Japan. TMCC Securities do not include the securities issued by securitization trusts in connection with TMCC’s securitization programs or any indebtedness under TMCC’s credit facilities or term loan agreements.

Holders of TMCC Securities, including the Notes, will have the right to claim directly against TMC and TFSC to perform their respective obligations under the TFSC Credit Support Agreement and/or the TMCC Credit Support Agreement, as the case may be, by making a claim in writing together with a declaration to the effect that the holder will have recourse to the rights given under the TFSC Credit Support Agreement and/or the TMCC Credit Support Agreement, as the case may be. If TMC and/or TFSC receives such a claim from any holder of TMCC Securities, TMC and/or TFSC will indemnify, without any further action or formality, the holder against any loss or damage resulting from the failure of TMC and/or TFSC to perform any of their respective obligations under the TFSC Credit Support Agreement and/or the TMCC Credit Support Agreement, as the case may be. The holder of TMCC Securities who made the claim may then enforce the indemnity directly against TMC and/or TFSC, as the case may be.

In addition, TMCC and TFSC are parties to a credit support fee agreement which requires TMCC to pay to TFSC a fee which is based upon the weighted average outstanding amount of TMCC Securities entitled to credit support.